UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Description

99.1	Third Amendment to the Fifth Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.

99.2	Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

99.3	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

Date: December 27, 2024	By:	/s/ James Bodi
Name: James Bodi
Title: President